Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD

Ituran Updates on Withholding Tax Procedures

Azor, Israel, March 26, 2026 – Ituran Location and Control Ltd. (NASDAQ: ITRN) ("Ituran" or the "Company"), updates that in connection with the dividend distribution expected to take place on April 16, 2026, as previously announced by the Company on March 5, 2026 (the "Dividend"), the Company has obtained a tax ruling from the Israeli Tax Authority ("ITA") on tax withholding procedures relating to the payment of the Dividend to the Company's shareholders (the "Ruling").

As a result of the Ruling, certain shareholders of the Company ("Shareholders") may be eligible to a reduced Israeli withholding tax rate with respect to their share of this Dividend, in comparison to the generally applicable withholding tax rate (the "Reduced Withholding Tax Rate"), under certain terms and conditions as set forth below.

The description provided below is not intended to constitute a complete analysis of withholding tax rate procedures relating to the distribution of the Dividend, nor does it address the actual tax liability of any of the Shareholders, but merely relates to the Israeli withholding tax procedures relating to the distribution of the Dividend previously declared by the Company to be paid on April 16, 2026.

Shareholders are advised to consult their own tax and financial advisors concerning the tax consequences of each particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction. For the avoidance of doubt, the Agent IBI Trust Management ("Agent") (whose information is provided below) has been retained by ITURAN for the purpose of coordinating certain procedures relating to the Ruling, and it is NOT intended that the Agent will provide any tax advice to any of the Shareholders, who are encouraged to consult their own tax and financial advisors.

Forms required to be submitted to the Agent in connection with the Ruling as described below are available in the following link ((*) the full link appears below, under the Agent's contact information).

Background

On March 5, 2026, Ituran announced a dividend payment of $1.50 per ordinary share (approximately $30 million), to be paid to holders of ordinary shares as of March 30, 2026. Payment of the Dividend is expected to be made on April 16, 2026 (the "Payment Date").

General Withholding Tax Treatment under Israeli Law

Under the Israeli Tax Ordinance and regulations issued under the Israeli Tax Ordinance (collectively, "ITO"), the current Israeli rate of withholding tax on dividends paid by an Israeli company is 30% for distributions to a "substantial shareholder" (in general, being someone who holds, directly or indirectly, by himself or together with others, at least 10% of one or more of the means of control in the company) and 25% with respect to distributions to all other holders of Ordinary Shares ("Withholding Tax"). Notwithstanding the foregoing, as a result of the Ruling and subject to its terms and conditions, certain Shareholders, both Israeli and non-Israeli, may be eligible to a reduced Israeli withholding tax rate on their dividend distribution, in comparison to the generally applicable withholding tax rate described above, under certain terms and conditions as set forth below.

Summary of the Main Terms of the Ruling

The following is a summary of some of the key terms of the Ruling. It is emphasized that the description below does not purport to exhaust all the terms and conditions included in the Ruling and is not a complete translation of the Ruling. In order to enjoy the Reduced Withholding Tax Rate, Shareholders must comply with all the terms of the Ruling, a copy of which in the Hebrew language as well as an unofficial non-binding English translation thereof can be obtained free of charge by email by approaching the Agent (as defined below) at the contact details provided below.

1.
On the Payment Date the Company will withhold tax at a rate of 25% or at a rate of 20% (for dividend distribution from "Preferred Income" or "Technological Preferred Income") of the Dividend amount and will remit the tax amount to the Agent, to be handled by the Agent in accordance with the terms and conditions of the Ruling.

2.
Accordingly, the remaining of 75% or  80% of the Dividend amount will be remitted by the Company to its transfer agent, Equiniti Trust Company, LLC, which will transfer the said amount to the Shareholders (including through brokers who hold in brokerage accounts Ituran shares on behalf of Shareholders).

3.
A Shareholder who is a resident of a country with which Israel has a tax treaty ("Treaty State") (based on a declaration to be provided by such Shareholder) and is the beneficial owner of the Dividend, may apply to the Agent requesting a Reduced Withholding Tax Rate. Such application must be received by the Agent between the Payment Date and May 9th, 2026 (the "Change of Rate Period"). The eligibility for a reduced tax rate will be evaluated by the Agent in accordance with Israeli tax laws, the Ruling and any applicable treaties, and therefore there is no guarantee that the applicant shareholder will be eligible for a reduction in the tax withholding amount.

4.
A Shareholder who declared that he or she is a resident of a Treaty State and is the beneficial owner of the Dividend may apply to the Agent during the Change of Rate Period only (subject to complying with all the documentation requirements detailed below) requesting the receipt of the monetary difference between the tax amount remitted to the Agent (at a rate of 25% or 20%, respectively) and the amount represented by the withholding tax rate set forth in the tax treaty between Israel and such Treaty State or by the limited withholding tax rate applicable to such dividend payment under the ITO, to the extent applicable.

5.
A Shareholder who did not declare that he or she is a resident of a Treaty State and is the beneficial owner of the Dividend, may apply to the Agent during the Change of Rate Period only (subject to complying with all the documentation requirements detailed below) requesting the receipt of the monetary difference between the tax amount remitted to the Agent (at a rate of 25% or 20%, respectively) and the amount represented by the withholding tax rate applicable to such dividend payment under the ITO or by the limited withholding tax rate applicable to such dividend payment under the ITO, to the extent applicable.

6.
Any Shareholder who claims to be entitled to a Reduced Withholding Tax Rate in accordance with the foregoing, will be required to provide the Agent with all relevant information and documentation as detailed in the Ruling and the forms available in the following link ((*) the full link appears below, under the Agent's contact information), no later than May 9th, 2026 (the end of Change of Rate Period), including but not limited to, bank account details to which the dividend payment should be transferred, number of Ituran shares owned by the Shareholder in such account, identification document, and confirmation of residence for the tax year 2025 issued by the taxing authority of the state of tax residence.

7.
In addition to the foregoing, the Shareholder will provide a written declaration in the link in the form annexed to this announcement which will include declarations, among others,  as to the following: (i)  the Shareholder's tax residence for the tax year 2025, (ii) the shareholder is not an Israeli tax resident, as defined in Section 1 to the ITO, in the year of the declaration of the dividend, in the year of distribution of the dividend and in the year previous to the year of announcement a dividend payment. (iii) the Shareholder's beneficial ownership of the dividend and the return on investment in Ituran shears, (iv) the investment in Ituran shares has not been made through a permanent establishment in Israel, (v) the holding of Ituran shares is made for the Shareholder's own account and not for the account of others, and (vi) the payment will not be made to a permanent establishment of the Shareholder outside of the Shareholder's tax residence. (vii) the shareholder is eligible to enjoy the benefits under the tax treaty between the shareholder tax resident state and Israel and the shareholder is eligible to the reduce withholding tax rate under the tax treaty. (viii) the shareholder is not a transparent entity for tax purposes and if a transparent entity for tax purposes, then all the holders of the rights in such entity are not Israeli tax residents as defined in Section 1 to the ITO. (ix) the shareholder would include all the required documents as detailed in the link.

8.
A non-Israeli corporate Shareholder (excluding a Shareholder covered by section 9 below) that requests a Reduced Withholding Tax Rate, will also need to provide the Agent with its updated shareholders register as of March 30th, 2026, and a statement confirming that more than 75% of its shareholders, directly or indirectly, are individuals of its state of residence for the tax year 2025.

9.
A publicly traded non-Israeli corporate Shareholder whose shares are traded on a stock market outside of Israel and is a resident of a Treaty State, or a direct or indirect subsidiary of such Shareholder, will also provide the Agent with a declaration that it is a resident of such Treaty State or another non-Israeli state for the tax year 2025, as applicable.

10.
An Israeli corporate Shareholder which is entitled to a Reduced Withholding Tax Rate (including an exemption from withholding tax at source), will be able to apply to the Agent no later than May 9th, 2026, (the end of the Change of Rate Period) and enclose an applicable valid ITA issued certificate setting forth a Reduced Withholding Tax Rate or an exemption from withholding tax. In addition, such Shareholder will enclose its certificate of incorporation and all other documents required as set forth above, mutatis mutandis as requested by the Agent.

11.
The Agent is entitled to request from the Shareholders applying for a Reduced Withholding Tax Rate additional documents in its discretion insofar as they are required to establish the tax residence of the Shareholder or its entitlement to exemption and/or to a Reduced Withholding Tax Rate.

12.
Notwithstanding the foregoing, no refund of excess tax withholding shall be affected by the Agent with respect to any Shareholder holding more than 5% of the issued share capital of the Company, or whose entitlement to dividend from the Company pursuant to the Dividend exceeds $500,000, other than in accordance with a specific approval issued by the ITA.

13.
The transfer of the amounts withheld, excluding the amounts returned to the Shareholders, as aforementioned, shall be conducted by the Agent. Subject to receipt by the Agent the required documentation, the Agent will return the amounts withheld to the Shareholders as detailed above to the account at which the dividend payment was made within 30 days from the date the amounts withheld are paid to the ITA.

14.	The Ruling aims to address solely the issue of tax withholding procedures and should not be construed as setting the actual tax liability of any Shareholder with respect to the Dividend or otherwise.

Appointment of Israeli Tax Withholding Agent

In order to facilitate the implementation of the procedures set forth in the Ruling for the benefit of its Shareholders, the Company appointed IBI Trust Management to serve as a processing agent for the benefit of the Shareholders in connection with the distribution of the Dividend (the "Agent"). Contact information of the Agent is provided at the bottom of this announcement. We encourage you to contact the Agent if you need any clarifications in filling-in the forms required under the Ruling to obtain a Reduced Withholding Tax Rate, or if you have any questions concerning the process. Please note that the Agent will not provide any tax advice to any Shareholder, who should consult their own tax and financial advisors.

In order to be eligible to benefit from a Reduced Withholding Tax Rate, Shareholders must provide the Agent with all documentation required under the Ruling not later than May 9th, 2026. The relevant forms are included in the following link ((*) the full link appears below, under the Agent's contact information).

If a Shareholder fails to provide the Agent with all the documentation required by  May 9th ,2026, the Agent will not be able to attend to such Shareholder's application and will not be able to return any amounts originally remitted on behalf of such Shareholder nor provide any confirmation of tax withholding to such a Shareholder, either in connection with the Ruling or in connection with any other tax filing by such Shareholder.

ITURAN's Agent Contact Information:
IBI Trust Management
Tel No: +972-3-519-3896, +972-50-620-9410

Email: Ituran@ibi.co.il

(*) Link to forms:

https://form.cellosign.co/public/djE6d2Y6YTM0MGI2ZWYtMzA2My00MjhmLWE3ZjYtZDQ2ZmIzM2EzMGVjOlN0YXJ0RXZlbnRfMWl1OTBscQ==

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.6 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO &VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040